Exhibit 99.1

CORPORATE RELEASE
STATS ChipPAC Ltd. Announces Cancellation Of An
Aggregate Principal Amount Of $150,000,000
Of Unregistered Notes
United States — 10/26/2005, Singapore — 10/27/2005 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, announced today that all $150,000,0001 of its outstanding unregistered 7.5% Senior Notes due 2010 (the “Existing Notes”) (including Existing Notes tendered pursuant to guaranteed delivery procedures) have been tendered and accepted in connection with the Company’s offer to exchange its Existing Notes for 7.5% Senior Notes due 2010 that have been registered under the Securities Act of 1933 (the “New Notes”), which expired at 5.00 p.m., New York City time, on October 19, 2005. In connection with the offer to exchange, the Company has cancelled all $150,000,000 aggregate principal amount of the Existing Notes that were trading on the Singapore Exchange Securities Trading Limited under the ISIN codes US85771TAD63 and USY8162BAB19 and issued $150,000,000 aggregate principal amount of the New Notes under ISIN code US85771TAE47, which will be listed on the Singapore Exchange Securities Trading Limited.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NNM: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully integrated, multi-site, end-to-end packaging and testing solutions that bring products to market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona,

1     In our corporate release dated October 20, 2005, we had announced that $149,000,000 aggregate principal amount of Existing Notes were tendered and accepted and $1,000,000 principal amount of Existing Notes remained outstanding. Subsequent to the corporate release, we were informed by the exchange agent that the final $1,000,000 principal amount of Existing Notes had in fact been validly tendered by guaranteed delivery procedures.

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

Texas, Massachusetts, Florida, Colorado and North Carolina). Our offices outside the United States are located in the Netherlands, United Kingdom, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in Singapore and South Korea as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq National Market and the Singapore Exchange Securities Trading Limited. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release. Unless otherwise specified, references to “$” are to the lawful currency of the United States of America.

Singapore Contact :

Lee Ching Ching
Senior Investor Relations Manager
Tel : (65) 6824 7705, Fax : (65) 6720 7826
email : chingching.lee@statschippac.com

US Contacts :

Drew Davies	Lisa Lavin
Director, Investor Relations	Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652	Tel : (208) 939 3104, Fax : (208) 939 4817
email : drew.davies@statschippac.com	email : lisa.lavin@statschippac.com

The Ruth Group
David Pasquale — Executive Vice President
Tel : (646) 536 7006
email : dpasquale@theruthgroup.com

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059